December 12, 2004

Clare E. Pagnano, Esq.
Kirkpatrick & Lockhart, L.L.P.
75 State Street
Boston, Massachusetts 02109

Re:	Eaton Vance Enhanced Equity Income Fund II
	File Nos. 333-120421 and 811-21670

Dear Ms. Pagnano:

	We have reviewed the registration statement on Form N-2 for the
Eaton Vance Enhanced Equity Income Fund ("Fund") filed with the Commission on November 12, 2004. Based upon Securities Act
Release
No. 6510 and the representations contained in your letter of November
12, 2004, we conducted a selective review of the registration statement. We have the following comments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Prospectus

General

1. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

2. Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Cover

	Please confirm that the disclosure of the Fund`s lack of trading history and attendant risks will appear prominently on the outside front cover page. See Item 1.1.i. of Form N-2.

	Please confirm that Eaton Vance will not recoup from the Fund any offering or organization cost reimbursements it makes to the Fund.

	Please clarify how the Adviser will deem an index "suitable" for the purpose of purchasing put options.

	Please disclose for which investors the Fund would make an appropriate investment.

Summary

The Fund

	The disclosure states the Fund`s investment objective is "current income with the potential for capital appreciation." Why does the disclosure not simply say "current income and capital appreciation"?

Investment Objectives and Policies

	Please disclose the median market capitalization of the companies included in the Standard and Poor`s MidCap 400 Index.

Closed End Structure

	This paragraph is large. To aid comprehension, please use smaller, simpler paragraphs to disclose this information. Also, given the prevalence of exchange-traded funds, please include a discussion of how they differ from closed-end funds.

Foreign Securities

	Please clarify whether the Fund`s option writing strategy will be used with foreign securities.

Underwriting

	The disclosure indicates the Fund has agreed not to offer, sell or register any additional equity securities, other than common shares, for 180 days after the date of the underwriting agreement without the prior written consent of the Representatives. Please advise us supplementally whether the Fund`s board considered this to be in the shareholders` best interest and, if so, why.

	Should the Fund use leverage, what would be the total of all payments to Underwriters of the Fund, in terms of percentage of Fund assets?

	Did the Fund`s Board consider the fee arrangement between the Adviser and qualifying underwriters when approving the Advisory Agreement? Please indicate what services are provided pursuant to the agreement. Clarify whether the services for distribution and therefore subject to the NASD sales load cap. Please file the agreement as an exhibit to the registration statement.


	Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement.

Statement of Additional Information

Investment Restrictions

	Does the Fund have restrictions on its ability to invest for control or pledging assets? If so, please disclose them in this section.

Approval of Investment Advisory Agreement
	This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors approving the investment advisory contract. Please include this information in the disclosure. See
Instruction
to Item 18.13 of Form N-2.
Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.942.0686.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel

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